SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68023

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BENJAMIN F. EDWARDS & COMPANY, INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH BRENTWOOD BOULEVARD, SUITE 850
(No. and street)

ST. LOUIS	**MO**	**63105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. THOMAS H. MARTIN, JR. — **314-480-1120** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South Fourth Street, Suite 300	**St. Louis**	**MO**	**63102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB number.

AFFIRMATION

We, Benjamin F. Edwards, IV and Thomas H. Martin, Jr., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Benjamin F. Edwards & Company, Inc. for the year ended December 31, 2011, are true and correct.

[signature] 2/27/12

Signature Date

CEO President

Title

[signature] 2/27/12

Signature Date

Sr VP - CFO

Title

[signature]

Notary Public

TERRI M FRIGERIO
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 09841451
My Commission Expires Jul 23, 2013

Deloitte.

Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet as of December 31, 2011, Independent Auditors' Report, and Supplemental Report on Internal Control

Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet as of December 31, 2011, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly-owned subsidiary of Benjamin Edwards, Inc.) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Benjamin F. Edwards & Company, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 13,873,514
CERTIFICATE OF DEPOSIT	100,000
CLEARING DEPOSIT	100,000
DUE FROM CLEARING FIRM	340,963
PROPERTY AND EQUIPMENT — Net	5,081,259
TRANSITION BONUS RECEIVABLE	6,919,782
OTHER	1,713,102
TOTAL	$ 28,128,620

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 511,757
Compensation and benefits payable	3,038,252
Deferred revenue	3,494,988
Deferred rent	1,626,386
Payable to affiliates	58,909
Total liabilities	8,730,292
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	38,016,942
Deficit	(18,618,714)
Total stockholder's equity	19,398,328
TOTAL	$ 28,128,620

See notes to balance sheet.

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

The Company has determined that there were no subsequent events that would require disclosure or adjustments to the accompanying financial statements through February 27, 2012, the date the financial statements were issued.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. The most significant accounting estimate subject to change is the fair value of share-based compensation.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Certificate of Deposit — The Company has a certificate of deposit which is assigned as collateral to a bank for credit cards issued to certain employees. The certificate of deposit is carried at the face amount of the certificate, which approximates fair value.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and the greater of the life of the lease or the life of the lease plus any renewal options up to a total of 5 years for leasehold improvements.

Transition Bonus Receivable — Financial consultants are eligible to receive an advance towards a transition bonus upon joining the firm. The financial consultant signs a promissory note, which is amortized over a 57-month period beginning 3 months after the financial consultant's start date. The notes carry an interest rate that is based on the mid-term applicable Federal Rate for the three to nine year terms, which ranged from 1.55% to 2.70% for the year ended December 31, 2011. The transition bonus receivable notes are carried at net realizable value.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued.

Deferred Rent — Landlord provided tenant improvements are recorded as leasehold improvements in property and equipment with an offset to deferred rent on the balance sheet. The deferred rent portion is amortized over the life of the lease.

Deferred Revenue — As part of the clearing agreement with Pershing, the Company received non-contingent cash incentives of $2,000,000 and contingent cash incentives of $3,000,000, for total cash incentives of $5,000,000. In exchange for the contingent portion of the incentive, the Company agrees to pay Pershing annual minimum revenue of $600,000. $4,000,000 of the incentive was recorded as deferred revenue in 2009 and is amortized over the life of the contract, which is 7 years. An additional $1,000,000 of the incentive was recorded as deferred revenue in 2011 and amortized over the remaining life of the contract.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. The Company records a valuation allowance to reduce deferred tax assets to the amount that will be ultimately realized by the Company. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a separate return approach.

Recent Accounting Standards — In July 2010, the Financial Accounting Standards Board (FASB) amended the general accounting principles for *Receivables* as it relates to the disclosures about the credit quality of financing receivables and the allowance for credit losses. This amendment requires additional disclosures that provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. It also requires the disclosure of credit quality indicators, past due information, and modifications of financing receivables. For nonpublic entities, these disclosures are effective for annual reporting periods ending on or after December 15, 2011. The adoption of this amendment did not have a material impact on the Company's balance sheet.

3. STOCK INCENTIVE PLAN

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and consultants. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. Compensation expense for these stock awards is based on the fair value of the shares to be issued which is the offering price to investors at the time of the grant. If no offering is open at the time of the grant, compensation expense would be based on the independent valuation of the Parent's stock.

The 2011 and 2010 share awards have cliff vesting periods of three or five years. As of December 31, 2011, the Parent has unrecognized compensation expense of $2,994,781, relating to these awards. The weighted-average period over which the unrecognized compensation expense will be recognized is 3.2 years.

4. PROPERTY AND EQUIPMENT

At December 31, 2011, property and equipment consisted of:

Leasehold improvements	$ 3,647,432
Information technology equipment	1,460,189
Furniture and fixtures	1,433,921
Total	6,541,542
Less accumulated depreciation and amortization	(1,460,283)
Total property and equipment — net	$ 5,081,259

5. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2011:

Deferred tax assets:	
Net operating loss carryforward	$ 5,805,000
Deferred revenue	1,396,000
Deferred rent	650,000
Amortization of restricted stock	416,000
Intangible start-up costs	234,000
Other	1,000
	8,502,000
Less valuation allowance	(7,661,000)
Total deferred tax assets — net	841,000
Deferred tax liabilities:	
Depreciation	(662,000)
Prepaid expenses	(179,000)
Total deferred liabilities	(841,000)
Total deferred taxes — net	$ -

As of December 31, 2011, the Company recorded a valuation allowance of $7,661,000 to reduce the total net deferred tax assets to an amount that management estimates will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to reduce taxable income. The net operating loss will expire in varying amounts if not utilized before 2029 and 2030.

As of December 31, 2011, the Company did not have any unrecognized tax benefits.

The Parent's initial tax returns were filed for the period ended December 31, 2009. Subsequent returns were filed for the period ended December 31, 2010. Such returns, if selected, could be subject to Federal and Missouri state tax examinations.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year and expiring in various years through 2020. Aggregate annual rentals for office space and office equipment at December 31, 2011, are as follows:

2012	$ 2,138,148
2013	2,158,296
2014	2,129,042
2015	1,792,630
2016	1,038,841
Later years	1,432,555
Total	$ 10,689,512

The Company's customer accounts are carried by Pershing. All execution and clearing services are also performed by Pershing. The agreement between the Company and Pershing stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are intended to be held short-term and in liquid markets. At December 31, 2011, the Company did not hold any unmatched positions.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company has obtained letters of credit in favor of various lessors related to certain of the Company's branch office locations in lieu of security deposits. As of December 31, 2011, there were $532,441 of undrawn outstanding bank letters of credit.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

7. PAYABLE TO AFFILIATES AND RELATED PARTY TRANSACTIONS

Certain affiliates advance amounts to the Company, which are included in payable to affiliates in the balance sheet and will be subsequently reimbursed by the Company. At December 31, 2011, the balance includes a payable of $54,732 due to its Parent and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. The Payable to Parent relates to shared-based compensation expense allocated to the Company during 2009, partially offset by expenses paid by the Company on behalf of the Parent in 2010 and 2011. Payable to affiliate relates to the transfer of property and equipment, at book value, to the Company during 2009.

Benjamin F. Edwards IV, Chief Executive Officer of the Company, is on the Board of Directors of Cass Commercial Bank where the Company has cash on deposit in a money market demand account of $1,522,816 as of December 31, 2011. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2011, the Company had net capital of $5,683,609 which $5,433,609 was in excess of the minimum required. The Company has a proprietary accounts of introducing brokers and dealers agreement with Pershing which allows the Company to treat the balances with Pershing as allowable assets under SEC Rule 15c3-1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

February 27, 2012

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly-owned subsidiary of Benjamin Edwards, Inc.) as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu